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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION FILE NO. 333-127714

                              PACIFIC ETHANOL, INC.

               PROSPECTUS SUPPLEMENT NO. 1 DATED DECEMBER 23, 2005
                   TO FINAL PROSPECTUS DATED DECEMBER 5, 2005

         The final prospectus of Pacific Ethanol, Inc. dated December 5, 2005 is supplemented to include the following updated information:

Selling Security Holder Table
-----------------------------

         The "Selling Security Holder" table contained in the final prospectus dated December 5, 2005 is updated as follows (1) to correct mistakes made in the original prospectus as to the number of shares of common stock beneficially owned and offered for resale by Alex Jachno and Agafia Jachno, on the one hand, and Alex Jachno and Lisa Jachno, on the other hand, and (2) to reflect a transfer of warrants to purchase 12,500 shares of common stock of Pacific Ethanol, Inc. from Laird Q. Cagan to Fairmont Analytics, Inc., which warrants were initially to be transferred to Fairmont Analytics, Inc. from Cagan-McAfee Capital Partners, LLC instead of to Laird Q. Cagan, as more particularly described in footnotes (c), (h) and (l) set forth below. Percentage of beneficial ownership is based on 28,773,191 shares of common stock outstanding as of December 23, 2005.


                                                    Shares of                                          Shares of
                                                  Common Stock                                       Common Stock
                                               Beneficially Owned                                  Beneficially Owned
                                                Prior to Offering             Shares of              After Offering
               Name of                        -----------------------        Common Stock         ---------------------
           Beneficial Owner                   Number       Percentage        Being Offered        Number     Percentage
           ----------------                   ------       ----------        -------------        ------     ----------
Alex Jachno and Agafia Jachno.........         2,000            *               2,000 (b)              --          --
Alex Jachno and Lisa Jachno...........        10,000            *              10,000 (b)              --          --
Laird Q. Cagan........................       736,449 (82)     2.54%           223,949 (h)(82)       512,500     1.62%
Fairmont Analytics, Inc...............        25,000 (86)       *              25,000 (l)(86)          --          --
__________

*      Less than 1.0%.
(a) The shares of common stock and the warrants exchanged by the selling security holder in connection with the Share Exchange Transaction for the shares of common stock offered hereunder, including shares of common stock that underlie warrants, were initially acquired from PEI California in a private placement transaction in March 2005 under which PEI California raised an aggregate of $21.0 million at $3.00 per share and issued 7.0 million shares of common stock and warrants to purchase an aggregate of 700,000 and 1.4 million shares of common stock at an exercise price of $5.00 and $3.00 per share, respectively. PEI California also issued placement agent warrants to acquire up to an aggregate of 678,000 shares of common stock at an exercise price of $3.00 per share. In aggregate, 9,778,000 shares of common stock resulting from this private placement transaction are being offered hereunder for resale.
(b) The shares of common stock and the warrants exchanged by the selling security holder in connection with the Share Exchange Transaction for the shares of common stock offered hereunder were initially acquired from PEI California in a private placement transaction in February 2004 under which PEI California raised an aggregate of approximately $1.1 million at $1.50 per share and issued 752,201 shares of common stock. PEI California also issued placement agent warrants to acquire up to an aggregate of 43,487 shares of common stock at an exercise price of $1.50 per share. In aggregate, 795,688 shares of common stock resulting from this private placement transaction are being offered hereunder for resale.
(c) The shares of common stock and the warrants exchanged by the selling security holder in connection with the Share Exchange Transaction for the shares of common stock offered hereunder were initially acquired from PEI California in a private placement transaction in May 2004 under which PEI California raised an aggregate of $1.0 million at $2.00 per share and issued 500,000 shares of common stock. PEI California also issued placement agent warrants to acquire up to an aggregate of 50,000 shares of common stock at an exercise price of $2.00 per share. In aggregate,

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       550,000 shares of common stock resulting from this private placement transaction are being offered hereunder for resale.
(h) Of the shares of common stock offered by the selling security holder hereunder, 198,740 shares underlie warrants transferred to the holder by Chadbourn Securities, Inc. that were initially acquired from PEI California in connection with the private placement offering described in footnote (a) above, 13,459 shares underlie warrants transferred to the holder by Cagan-McAfee Capital Partners, LLC that were initially acquired from PEI California in connection with the private placement offering described in footnote (b) above and 11,750 shares underlie warrants transferred to the holder by Cagan-McAfee Capital Partners, LLC that were initially acquired from PEI California in connection with the private placement offering described in footnote (c) above. Chadbourn Securities, Inc. and Cagan-McAfee Capital Partners, LLC acted as placement agents and initially received these warrants as compensation for services performed in connection with the private placement offerings described in footnotes
       (a), and (b) and (c), above, respectively. In connection with its March 2005 offering, PEI California entered into an agreement with Chadbourn Securities, Inc. for placement agent services. Under this agreement, PEI California agreed to pay to Chadbourn Securities, Inc. 2% of gross proceeds plus a 1% non-accountable expense allowance as well as warrants exercisable at the offering price in an amount equal to 3% of the aggregate number of shares of common stock sold in the private offering. Under this agreement, PEI California paid to Chadbourn Securities, Inc. approximately $625,000 and issued warrants to Chadbourn Securities, Inc. to purchase 212,700 shares of common stock at $3.00 per share. In April 2004, PEI California entered into an agreement with Cagan-McAfee Capital Partners, LLC for advisory services. Under this agreement, PEI California agreed to pay to Cagan-McAfee Capital Partners, LLC 3% of any equity amount raised through the efforts of Cagan-McAfee Capital Partners, LLC. In connection with its March 2005 private placement, PEI California paid to Cagan-McAfee Capital Partners, LLC $235,000 and in connection with the Share Exchange Transaction, we paid approximately $85,000 to Cagan-McAfee Capital Partners, LLC. Differences between us, on the one hand, and Cagan-McAfee Capital Partners, LLC and Chadbourn Securities, Inc., on the other, arose as to what fees, if any, we would owe to Cagan-McAfee Capital Partners, LLC and/or Chadbourn Securities, Inc., under the advisory agreement in the event that our sale of Series A Cumulative Redeemable Convertible Preferred Stock to Cascade Investment, L.L.C., as described elsewhere in this prospectus, is completed. See "Description of Capital Stock - Series A Preferred Stock." Under a Settlement Agreement and Release with Cagan-McAfee Capital Partners, LLC and Chadbourn Securities, Inc. dated November 1, 2005, we terminated the advisory agreement with Cagan-McAfee Capital Partners, LLC on November 1, 2005, subject to completion of our transaction with Cascade Investment, L.L.C., and made a payment of $150,000 in accelerated monthly consulting fees under the advisory agreement. In addition, in connection with the termination of the advisory agreement, we agreed that, in the event that our transaction with Cascade Investment, L.L.C. is completed, we would pay to Cagan-McAfee Capital Partners, LLC $960,000 within five business days of the closing. Under the Settlement Agreement and Release, in the event that our transaction with Cascade Investment, L.L.C. does not close by March 31, 2006, the advisory agreement will be reinstated. Also, certain founders of PEI California agreed to sell an aggregate of 500,000 shares of common stock owned by them to Cagan-McAfee Capital Partners, LLC for a purchase price of $0.01 per share for securing financing to close the Share Exchange Transaction. Immediately prior to the consummation of the Share Exchange Transaction, these founders sold these shares to Cagan-McAfee Capital Partners, LLC at the agreed upon price. Prior to the aforementioned transactions, PEI California paid fees of $100,000 to Cagan-McAfee Capital Partners, LLC in connection with other private placement offerings and issued warrants to Cagan-McAfee Capital Partners, LLC to purchase 50,000 shares of common stock at $2.00 per share.
(l) The shares of common stock offered by the selling security holder hereunder underlie warrants transferred to the holder by Cagan-McAfee Capital Partners, LLC that were initially acquired from PEI California in connection with the private placement offering described in footnote (c) above. Cagan-McAfee Capital Partners, LLC acted as a placement agent and initially received these warrants as compensation for services performed in connection with the private placement offering described in footnote
       (c) above. See also footnote (h) above.
(82) Includes 223,949 shares underlying warrants. Also includes 512,500 held directly by Laird Q. Cagan.
(86) Represents shares underlying warrants. Power to vote or dispose of the shares is held by Lara S. Coviello as President of Fairmont Analytics, Inc.

                      (End of Prospectus Supplement No. 1.)